

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Jerett Creed
Chief Executive Officer
Cardigant Medical Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

> **Re: Cardigant Medical Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2011**
> **File No. 333-176329**

Dear Mr. Creed:

Our preliminary review of your registration statement indicates that it fails in certain material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we note the following specific deficiencies:

- The interim financial statements included in the filing are not current as required by Article 8-08 of Regulation S-X. You will need to amend your filing to provide updated interim financial statements and an updated letter of consent from the company's auditor; and

- Your filing is not signed by your controller or chief accounting officer. You will need to amend your filing to include the signature of your controller or chief accounting officer.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Johnny Gharib at (202) 551-3170 or myself at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director